Issuer Free Writing Prospectus dated December 6, 2023

Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended

Relating to Preliminary Prospectus dated November 30, 2023

Registration Statement No. 333-270741

Issuer Free Writing Prospectus dat ed December [ ● ] , 2023 Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended Relating to Preliminary Prospectus dated November 30 , 2023 Registration Statement No. 333 - 270741 Investor Presentation CCSC Technology International Holdings Limited

2 This free writing prospectus relates to the proposed public offering of ordinary shares (“Ordinary Shares”) of CCSC Technology International Holdings Limited (“we”, “us”, or “our”) and should be read together with the Registration Statement we filed with the Securities and Exchange Commission (the “SEC”) for the offering to which this presentation relates and may be accessed through the following web link : https : //www . sec . gov/Archives/edgar/data/ 1931717 / 000121390023091161 /ff 12023 a 3 _ccsctechnology . htm The Registration Statement has not yet become effective . Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have filed with the SEC in their entirety for more complete information about us and the offering . You may get these documents for free by visiting EDGAR on the SEC website at http : //www . sec . gov . Alternatively, we or our underwriter will arrange to send you the prospectus if you contact Revere Securities LLC, by email at : contact@reveresecurities . com , or contact CCSC Technology International Holdings Limited via email : ir@ccsc - interconnect . com .

This prospectus contains forward - looking statements about our current expectations and views of future events, which are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview” and “Business . ” These forward - looking statements relate to events that involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by these statements . You can identify some of these forward - looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or other similar expressions . We have based these forward - looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs . The forward - looking statements included in this prospectus relate to, among other things : our goals and strategies ; our business and operating strategies and plans for the development of existing and new businesses, ability to implement such strategies and plans and expected time ; our future business development, financial condition and results of operations ; expected changes in our revenues, costs or expenditures ; our dividend policy ; our expectations regarding demand for and market acceptance of our products and services ; our expectations regarding our relationships with our clients, business partners and third - parties ; the trends in, expected growth in and market size of the interconnect product industry in China and globally ; our ability to maintain and enhance our market position ; our ability to continue to develop new technologies and/or upgrade our existing technologies ; developments in, or changes to, laws, regulations, governmental policies, incentives and taxation affecting our operations ; relevant governmental policies and regulations relating to our businesses and industry ; competitive environment, competitive landscape and potential competitor behavior in our industry ; overall industry outlook in our industry ; our ability to attract, train and retain executives and other employees ; our proposed use of proceeds from this offering ; the development of the global financial and capital markets ; fluctuations in inflation, interest rates and exchange rates ; general business, political, social and economic conditions in China and the overseas markets we have business ; the future development of the COVID - 19 pandemic and its impact on our business and industry ; and assumptions underlying or related to any of the foregoing . These forward - looking statements involve various risks and uncertainties . Although we believe that our expectations expressed in these forward - looking statements are reasonable, our expectations and our actual results could be materially different from our expectations . Moreover, we operate in an evolving environment . New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward - looking statements . You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect . We qualify all of our forward - looking statements by these cautionary statements . This prospectus contains information derived from government and private publications . These publications include forward - looking statements, which are subject to risks, uncertainties and assumptions . Although we believe the data and information to be reliable, we have not independently verified the accuracy or completeness of the data and information contained in these publications . Statistical data in these publications also include projections based on a number of assumptions . The interconnect product industry may not grow at the rate projected by market data, or at all . Failure of these markets to grow at the projected rate may have a material and adverse effect on our business and the market price of the Ordinary Shares . In addition, the rapidly evolving nature of the interconnect product industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market . Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions . See “Risk Factors — Risks Relating to Our Business . ” You should not rely upon forward - looking statements as predictions of future events . The forward - looking statements in this prospectus are made based on events and information as of the date of this prospectus . Except as required by law, we undertake no obligation to update or revise publicly any forward - looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events . You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may materially differ from what we expect . 3

CCSC Technology International Holdings Limited Issuer Ordinary Shares Securities Initial Public Offering Offering Type Nasdaq Capital Market: CCTG Proposed Listing/Symbol 1,250,000 Ordinary Shares, or 1,437,500 Ordinary Shares if the underwriter exercises its over - allotment option in full Ordinary Shares Offered $ 4.00 to $ 6.00 per Ordinary Share Offering Price $ 3.91 million (based upon an assumed initial public offering price of $5.00 per Ordinary Share, which is the midpoint of the estimated initial public offering price range) (or $ 4.77 million if the underwriter exercises its over - allotment option in full) Net Proceeds • Approximately 30% for upgrading facility and management system (including IT system) to enhance operational efficiency and increase production capacity; • Approximately 30% for marketing efforts and expand sales team; • Approximately 12% for research and development, including recruitment and cultivating of engineering talents; • Approximately 18% for strategic acquisitions and collaborations; • Approximately 10% for fund working capital and for other general corporate purposes. Use of Proceeds Revere Securities LLC Underwriter See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 4

Corporate Structure



CCSC Investment Limited
(BVI)
2021
Sky Interconnect Global Limited
(BVI)
2021
Existing Minority Shareholders
Public Investors
Pre-IPO%/Post-IPO%
84.06%/74.72%
5.66%/5.03%
10.28%/9.14%
0%/11.11%
100%
CCSC Technology International Holdings Limited
(Cayman islands)
2021
100%
CCSC Group Limited
(BVI)
2021
100%
CCSC Technology Group Limited
(Hong Kong)
1993
100%
Dongguan CCSC Interconnect Electronic Technology Limited
(PRC)
1993
100%
CCSC Interconnect Technology Europe B.V.
(Netherlands)
2016
100%
CCSC Interconnect Technology Limited
(Hong Kong)
2020

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

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See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 25 Countries Customer Base Throughout Asia, Europe, and the Americas OEM and ODM Interconnect Products For Manufacturing Companies that Produce End Products and Electronic Manufacturing Services (“EMS”) Close Relationships With Our Customers in Developing Products and Providing Solutions Strong R&D Capabilities Experienced Mechanical and Electrical Engineers Quality Products At Competitive Prices through a Vertically Integrated Production Process 68 Patents Registered with the PRC Intellectual Property Agency 6

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Experienced Management Team and Dedicated Workforce Strong Focus on Customers’ Needs and Value - added Services High Standard and Commitment to Quality Control Established Long - term Relationships with Customers and Key Suppliers Vertically Integrated Production 7

Our Connectors

Type of Connector	Industry	End Application/Products	Description
Board to Board 	Computer, Network and Communication, Consumer Appliances, Medical	Personal Computer and Server, Telecom Switches, Video Conference Equipment; Networking Equipment (Modem, Router, Switch, Network Attached Storage)	Connect signals between two printed circuit boards ("PCB") without a cable
Wire to Board 	Industrial, Medical Equipment, Consumer Appliances	Power Supply, Electric Actuator for Hospital Bed, Computer Mainboard, Lighting Equipment for Architecture Lighting and Concert Lighting, Washing Machine, Coffee Machine, Television	Connect wires to a printed circuit board ("PCB")
Power 	Robotic, Industrial, Automotive	Robot Arm, Industrial Freezer for Truck, Lighting Equipment for Architecture Lighting and Concert Lighting, Industrial Equipment Power Supply, Automotive Audio, Car Seat Heating, Car Headlight	Connect devices to power sources
Input Output 	Industrial, Consumer Appliance	Computer Equipment and Peripheral Set Top Box, Robotic Arms, Smart Devices and Modules	Connect external devices, such as printers, keyboards, and displays to servers

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

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Our Cables and Wire Harness

Type of Cable and Wire Harness	Industry	End Application	Technical Requirements/Specification
Waterproof Cable 	Industrial	Compressor in Refrigerate Container, Industrial Freezer, Outdoor Lighting Cable	Waterproof capability meeting the requirement of the IPX7 industrial standard, which certifies that cables and wire harnesses can be submerged under up to one meter of water for 30 minutes and allows the end products to work safely and properly under harsh environmental conditions (i.e. typhoon with heavy raining)
Complex Cable and Wire Harness with PCBA 	Industrial, Consumer Appliance	Lighting Equipment (Architecture Lighting, Concert Lighting, etc.), Industrial Catering Oven, Coffee Machine	Complex wire harness & assembly with more than 30 different kinds of electric wires bundled together up to 1,000 contact points
Medical Cable and Wire Harness 	Medical Equipment	Dental X-ray Scanner, Disinfectant Cabinet	Medical grade materials specifically designed and engineered for medical use that have passed our stringent in house testing procedures to ensure long life cycle
Network Cable 	Network and Communication	Computer Server, Switch, Router	To meet high transmission rate up to 10 Gigabit Ethernet standard with low latency time in order to let our customer product transfer and receive picture, voice, data signal in fast speed and high accuracy
Robotic Cable and Wire Harness 	Robotic	Robotic Arm	High AC voltage (600V, 1000V and 2000V), and high flexibility (our cables and wire harnesses can achieve the bending test at180 degree for 10,000 times or more

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See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. ISO 9001 ISO 14001 ISO 45001 ISO 13485 IATF 16949 Stringent Standards: Quality Control Technical Managerial Capabilities o f our Subcontractors Vertically - Integrated Manufacturing Process: Manufacturing Processes: • Molding • Wire C utting • Stripping/Crimping/Termination • Assembly (including surface mounting) • Soldering Initial Design Stage Final Production 10

Request for Customized Products Product Development Proposal • Performing Feasibility Studies with Budgetary Proposals for New Projects; • Creating Functional and Structural Design Concepts based on Specifications and Technical Requirements of Customers; • Preparing Proposals and Related Presentations to be Reviewed and Approved by Customers; • Verifying Design Concepts and Creating Prototypes, and Refining Prototypes if Required; • Defining Project Milestones and Overseeing Implementation of Each Project; • Performing Engineering Validation Tests, Design Validation Tests, and Production Validation Tests prior to Final Production. Start Our Design a nd Development Process : • Tooling • Sampling • Testing Process Initial Concept or Blueprint Provided by Our Customer Product Development Proposal Accepted by Customer Start Design and Development Process Detailed Responsibilities by Engineering Team 1 - 2 Months See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 11

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. • Single Wire • Cable • Insulation Tube • Standard Connector • Plastic Fabricated Part Cable and Plastics • Metal Shell • Metal Terminal • Metal Fabricated Part Metal Parts • Printed Circuit Board, • LED • Resistor • Capacitor • Transistor • Inductor • Thermistor • Potentiometer • Ferrite Core • Switch and Semiconductor Electronic Parts Sourced from Suppliers Located in the PRC, Hong Kong, Taiwan, and Europe Selection Criteria Quality Production Site Production Process Delivery Cycle Price Enterprise Resource Planning (“ERP”) System Monitors & Controls Stock Level of Components Based on Customer Purchase Orders and Customer Forecasts for t he Future Orders 12

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Dongguan, Guangdong Province, China Aggregated 189,983 Square Feet Quality Control Quality Control and Testing 13

• An Electromechanical Device Used to Join Electrical Conductors and Create an Electrical Circuit. • Bridges the C ommunication between Blocked or Isolated Electrical Circuits so that the Current Flows and the Electrical C ircuit may Achieve its Intended Function. • Devices Used to Transmit Electric or Magnetic Energy, Exchange Information, Generate Electromagnetic Energy Conversion, and Form Automated Control Route. Interconnect Products Connector Cable and Wire Harnesses Industries Applied • Automobiles • Telecommunications • Electronic Products • Industrial Manufacturing • Healthcare • Aerospace and Defense See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Source : Frost & Sullivan 14

Industry Value Chain


Upstream
Raw Material
Midstream
Manufacturing
Downstream
Final Product
Metal Material
Phosphor Bronze, Brass, Titanium Cooper, SPCC
Construction Material
Copper-zinc Alloy, Ceramics, Glass, Abduct Material
Electroplating Material
Gold-plating, Silver-plating, Tin Lead Plating, Palladium Plating
Plastic Material
LCP, PPS, PCT, PBT, NLCON, PC
Die casting model manufacturing
Die casting and injection molding
Die manufacturing
Die processing
Surface Treatment
Electroplating Processing
Fabrication
Assembly
Testing
Final Products
Insulator parts, rubber parts
Final Products by Industry
Computer
Telecommunications
Automotive
Industrial
Consumer Electronics
Medical
Lighting
Robotics

Source: Frost & Sullivan

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

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See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 246.0 256.7 271.0 262.2 289.7 302.9 319.0 336.3 353.4 372.1 390.7 0 200 400 2017 2018 2019 2020 2021 2022 2023E 2024E 2025E 2026E 2027E Global Market Size of Interconnect Product , 2017 - 2027E 2023E - 2027E 2017 - 2022 5.2% 4.2% CAGR US$ Billion Note : Based on retail price Source : Frost & Sullivan 16

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 2017 2018 2019 2020 2021 2022 2023E 2024E 2025E 2026E 2027E Automotive 54.1 59.0 65.0 62.6 71.3 77.0 83.5 90.9 98.3 106.3 111.7 Telecommunications 51.7 53.9 56.9 54.9 60.3 62.9 66.1 69.4 72.5 75.7 79.5 Computer 39.4 40.4 42.0 40.5 44.4 45.7 47.4 49.0 50.5 52.2 54.8 Industrial 29.5 30.2 31.2 30.0 32.7 33.2 33.8 34.7 35.5 36.4 38.2 Transportation 14.8 15.0 15.4 14.8 16.5 17.0 17.6 17.9 18.3 18.7 19.6 Others 56.6 58.1 60.4 59.4 64.4 67.1 70.6 74.4 78.3 82.9 87.0 0 50 100 150 200 250 300 350 400 450 Others Transportation Industrial Computer Telecommunications Automotive US$ Billion CAGR 2023E - 2027E 2017 - 2022 7.5% 7.3% 4.7% 4.0% 3.7% 3.0% 3.1% 2.4% 2.8% 2.9% 5.4% 3.5% Note : Based on retail price Source : Frost & Sullivan Breakdown of Global Interconnect Product Market Size by Applications, 2017 - 2027E 17

Global Interconnect Product Market Overview

Market Drivers Analysis

Growing Demand in Automotive Sector	Surge in Demand for High-frequency Interconnect Products	Digitization of Interconnect Product	Mobility in the Military and Defense Sectors
• Growing Demand of Infotainment and Safety Systems in the Automotive Sector. • Rising Disposable Incomes in Emerging and Developed Countries. • High Demand of Interconnect Products due to Higher Degree of Electrification in Electrical Vehicles.	• The Rise of 5G. • Interconnect Products Applied to Wireless Networks can be Widely Applied in Various. Telecommunications Settings. • The Surge in Data Transmission further stimulates the Growth of the Interconnect Product Market.	• High Level of Digitization in the Downstream Applications of the Interconnect Product Market. • Example: In the Automobile Industry, electrical vehicles and autopilot vehicles embed various functions ➢ Autonomous Driving ➢ Ai-functioned Entertainment ➢ Personalized Experience	• Increasing Demand for Miniature Electronic Sensors, Detectors, Transmitters, and Rugged Wiring that are Specifically Designed to Work in the Active Battlefield under High Shock, Vibration, and Extreme Environmental Exposures.






Key Opportunities and Future Opportunities

The Future of the Interconnect Product Market

- Automotive
- Telecom/Data Communication
- Computer and Peripheral
- Industrial
- Consumer Electronics Industries

Expanding Opportunities in the Automobile Industry

- Largest End Use Industry
- Highest Growth Rate due to the
  - ➢ Increasing Electronic Content in Vehicles
  - ➢ Increasing Need for Safety Systems
  - ➢ Growing Demand for Hybrid and Electric Cars

Source: Frost & Sullivan

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

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See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Product Design After - sales Return/ Repair Services Product Prototyping and Development Manufacturing Scale - up Logistics Management Testing and Quality Assurance OEM Model ODM Model Interconnect Product Manufacturer Upstream - Suppliers Midstream - Contractors Downstream – End - users Manufacturers of Raw Material Interconnect Product OEM/ ODM/ EMSs Electronic products OEM/ ODM/ EMSs Brand Owners End - users Industry Value Chain Source : Frost & Sullivan Process Flow Chart of Interconnect Product Manufacturers 19

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 429.2 463.1 452.7 478.1 503.5 542.1 573.5 602.4 632.9 666.1 699.4 0.0 100.0 200.0 300.0 400.0 500.0 600.0 700.0 2017 2018 2019 2020 2021 2022E 2023E 2024E 2025E 2026E 2027E 2023E - 2027E 2017 - 2022 CAGR 5.1% 4.8% Total RMB Billion Market Size of Interconnect Product OEM Industry by Revenue in the PRC, 2017 - 2027E Note : Based on ex - factory price Source : Frost & Sullivan 20

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Upgrade Facility and Management System to Enhance Operational Efficiency and Increase Production Capacity Accelerate Our Sales a nd Marketing Efforts Continue to Invest in Research & Development and Cultivate Engineering Talents Pursue Expansion through Strategic Acquisitions and Collaboration Expand New Customer Base and Increase Product Offering to Existing Customers 21

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Mr. Chi Man Chan (William) Chief Sale Officer Mr. Kwok Kwan Chan Chief Operation Officer Mr. Chee Hui Law Chief Financial Officer Mr. Kung Lok Chiu Chief Executive Officer and Director • Mr. Chiu has served as CEO of CCSC Interconnect HK since January 2021. • Mr. Chiu served as the Sales Director of CCSC Interconnect HK from January 2018 to December 2020. • Mr. Chiu served as the Sales Manager of CCSC Interconnect HK from April 2014 to December 2017. • Mr. Chiu holds a Bachelor’s degree in Mechanical Engineering from Loughborough University and an MBA degree from Concordia University Wisconsin. Mr. Chiu is currently pursuing a doctoral degree in Regional and Industrial Economic Management from Nanchang University . • Mr. Law has served as the CFO of CCSC Interconnect HK since January 2021. • Mr. Law served as a Director of Excellence Capital Management Limited from October 2019 to December 2020. • Mr. Law served as the CFO of State Energy International Group Ltd. from April 2019 to September 2019. • Mr. Law served as the CFO and Company Secretary of AAB International Holding Limited from September 2012 to March 2019. • Mr. Law holds a Bachelor’s degree in Accounting from the Royal Melbourne Institute of Technology University in Australia. Mr. Law is a Certified Practicing Accountant of CPA Australia and Member of Hong Kong Institute of Certified Public Accountants. • Mr. Chan has served as the COO of CCSC Interconnect HK since July 2020. • Mr. Chan served as the Executive Assistant to the General Manager of CCSC HK from February 2016 to March 2021. • Mr. Chan holds a Bachelor’s degree in Electrical and Electronics Engineering from Portsmouth University and a Master’s degree of Science in Industrial Automation from Hong Kong Polytechnic University. • Mr. Chan has served as CSO of CCSC Interconnect HK since October 2020. • Mr. Chan served as the Vice President of CCSC Interconnect HK from January 1997 to September 2020. • Mr. Chan has over 25 years of experience in sales of interconnect products . • Mr. Chan holds a High Diploma in Computer Science from Chu Hai College of Higher Education in Hong Kong. 22

Mr. Kung Lok Chiu Chief Executive Officer and Director • Mr. Chiu has served as CEO of CCSC Interconnect HK since January 2021. • Mr. Chiu served as the Sales Director of CCSC Interconnect HK from January 2018 to December 2020. • Mr. Chiu served as the Sales Manager of CCSC Interconnect HK from April 2014 to December 2017. • Mr. Chiu holds a Bachelor’s degree in Mechanical Engineering from Loughborough University and an MBA degree from Concordia University Wisconsin. • Mr. Chiu is currently pursuing a doctoral degree in Regional and Industrial Economic Management from Nanchang University . Dr. Chi Sing Chiu Founder, Chairman of the Board and Director • Dr. Chiu served as Chairman of CCSC Interconnect HK from January 2021 to September 2021. • Dr. Chiu served as the CEO of CCSC Interconnect HK from March 1993 to December 2020. • Dr. Chiu has over 30 years of experience in the interconnect products industry. • Dr. Chiu has been awarded for a Medal of Honor from Austrian Albert Schweitzer Association in June 2020 and Elite of Commerce from the Economic of French Collection Metropolis Prosperity in each of 2011 and 2012. • Dr. Chiu holds an Honorary Doctorate degree in Business Administration from Sabi University, and received a post - doctoral fellowship from California State University. Dr. Chiu is currently pursuing a doctoral degree of Regional and Industrial Economic Management from Nanchang University. Ms. Sin Ting Chiu Director Dr. Wai Chun Tsang Independent Director Nominee Dr. Tsz Fai Shiu Independent Director Nominee Mr. Kenneth Wang Independent Director Nominee Dr. Pak Keung Chan Independent Director Nominee • Ms. Chiu has served as a Director of the Company since October 2021. • Ms. Chiu served as the Manager of the finance department of CCSC Interconnect HK from May 2016 to September 2021 . • Ms. Chiu holds a Bachelor’s degree in Bioscience (Nutrition) from the University of Nottingham. • Dr. Tsang founded TWC Corporate Services Ltd in April 2000 and has since served as a Managing Director. • Dr. Tsang currently serves as a Director of ten companies, including a Hong Kong listed company, Timeless Software Ltd. • Dr. Tsang holds a Diploma in Secretarial Management from Hong Kong Baptist College, an MBA from Heriot - Watt University, an Honorary Doctorate degree in Business Administration from Sabi University in France, and a Doctorate degree from International American University. • Dr. Shiu has been working for Knowing Management Consultancy since 2005 and serves as the Principal Consultant and Training Director. • Dr. Shiu holds a Bachelor’s degree in Social Service and Social Work from Hong Kong Polytechnic University, a Master’s degree in Business Administration from Sheffield Hallam University in United Kingdom, and a Doctorate degree in Business Administration from Bulacan State University in Philippines. • Mr. Wang has served as the President of Synergy Turfs Co., Ltd. s ince September 2009 . • Mr. Wang served as the Managing Director of Best Interlink Group f rom March 1993 to September 2009 . • Mr. Wang served as the head of the Sr. technical staff of Hughes Aircraft Company in Fullerton f rom June 1981 to March 1993 . • Mr. Wang holds a Bachelor’s degree in Electrical Engineering from California State University and an MBA from the National University (La Jolla, CA). • Dr. Chan has been working as an Independent Advisor for aerospace and military industries since April 2016. • Dr. Chan served as an Emeritus Consultant to the Chairman and CEO of the Integrated Manufacturing Solutions, Greater China, from April 2015 to March 2016. • Dr. Chan served as the President, of Sanmina Corporation from March 1999 to March 2015. • Dr. Chan holds a Bachelor’s degree in Mechanical Engineering and Automation from Tianjin University; and Postgraduate degree in Applied Electronic Engineering from Hong Kong University; and Honorary Doctorate degree of Philosophy in Business Administration from Tarlac State University. Dr. Chan also received post - doctoral fellowship in Art Management and Technology from University of Quebec, and post - doctoral fellowship in Business and Technology Management from China National School of Administration. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 23

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 27.2 24.1 7.5 7.9 2.3 2.2 0.0 5.0 10.0 15.0 20.0 25.0 30.0 FY2022 FY2023 Revenue Gross Profit Net Income US$ Million 27.5% 32.7% 0.0% 5.0% 10.0% 15.0% 20.0% 25.0% 30.0% 35.0% FY2022 FY2023 Gross Profit Margin Revenue, Gross Profit, and Net Income Gross Profit Margin Note : Fiscal Year Ended March 31 24

63% 31% 7% See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. US$ Million 24.5 22.2 2.7 1.8 0.0 5.0 10.0 15.0 20.0 25.0 30.0 FY2022 FY2023 Cable and Wire Harnesses Connectors 61% 32% 7% Europe Asia Americas Revenue by Product Type 16.4 15.0 8.7 7.4 2.0 1.6 0.0 5.0 10.0 15.0 20.0 25.0 30.0 FY2022 FY2023 Americas Asia Eurpoe Revenue by Regions US$ Million FY2022 FY2023 Note : Fiscal Year Ended March 31 25

Email: ir@ccsc - interconnect.com Tel: +852 2687 0272 Address: 1301 - 03, 13/f Shatin Galleria, 18 - 24 Shan Mei St, Fotan , Shatin, Hong Kong Issuer CCSC Technology International Holdings Limited Email: contact@reveresecurities.com Tel: +1 (212) 688 - 2238 Address: 650 Fifth Avenue, 35th Floor, New York, NY 10019 USA Underwriter Revere Securities LLC